Bay Area Ranchers' Cooperative

Main Street · Food · Infrastructure · Agriculture · Social Impact

Responsible Meat Processing — By Ranchers, For Ranchers

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BAR-C's rancher-members share a passion for the land we steward, the animals we raise and the community we feed. The one part of the farm-to-table chain for each of our ranch businesses that we did not control was harvest of our animals. BAR-C will give us that control and reflect our values: local, humane harvest with minimal environmental impact.

Kevin Maloney President @ Bay Area Ranchers' Cooperative

Why you may want to support us...

1. Harvest is part of the farm-to-table chain outside ranchers' control. BAR-C is the missing link.
2. As a rancher-owned cooperative, we are our own customers, creating stability for the business.
3. Our members are environmentally responsible ranchers, with our own successful meat businesses.
4. Our BOD has 100+ years of ranching & processing experience, giving BAR-C the expertise to thrive.
5. Most harvest trips will be under 50 miles, reducing animal stress & cutting CO2 emissions by 75%.
6. $117K seed money raised, expected to be profitable & paying dividends in year 3 (not guaranteed).
7. You get a return on your investment in cash and Co-Op Credit to use for meat from BAR-C Ranchers!
8. BAR-C investors are creating the solution for our regional food system and a model for others.

Why investors ❤ us

WE'VE RAISED $117,000 SINCE OUR FOUNDING

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Kevin Maloney
President
Fifth-generation rancher and owner of Fallon Hills Ranch, a multi-generation family ranch, raising animals humanely, sustainably and with love from their home to yours. They work toward a more healthy and happy community.



Adam Parks
VIce President
Co-Owner of Victorian Farmstead Meat Company with his wife Laura. Located in Sebastopol, CA, Victorian Farmstead sources Hyper-Local, Pasture Raised meats from a small group of ranchers in Northern California.



Sarah Silva
Treasurer & CFO
Operates Green Star Farm in Sebastopol, CA. A former Program Manager for the NASA Education and Public Outreach Group at Sonoma State University, she holds a B.S. in Physics and has been an entrepreneur and business owner for well over 15 years.



Marcia Barinaga
Secretary
Owns Barinaga Ranch in Marshall, CA, with her husband, Corey Goodman, a biotech VC. A former science reporter with a PhD in biology, Marcia places animal welfare and land stewardship foremost. She raises sheep and sells lamb and wool locally.



Kathy Webster
Director
Food Advocacy manager for TomKat Ranch. In 2008 she helped launch the ranch's grassfed beef business. TomKat Ranch's goal to inspire 1 million California rangeland acres to be managed regeneratively Kathy leads the Ranch's Fork to Farm initiative.



Duskie Estes
Director
Co-owner of Black Pig Meat Co. with her husband John Stewart. Well known nationally as a celebrity chef, Duskie's real passion lies in making sure that chefs have access to local, sustainably raised animals.



Guido Frosini
Director
Owner of True Grass Farms, a 3rd-generation family-operated farm in Tomales, CA that specializes in regenerating landscapes and restoring water cycles by increasing biological diversity with adaptive grazing, carbon farming and related practices.



Seth James
Director
Co-owner of Open Field Farm with his wife Sarah. Open Field Farm is a diversified farm, raising grass fed beef, sheep, and pastured eggs, while also growing a wide variety of vegetables, herbs, dry corn, flowers, and small grains.



Sam Cohen
Director
Owner of SoMar Farms, which raises grass fed and finished beef and lamb using regenerative agricultural practices. Also founder and CEO of a mission-based, nationwide, environmental consulting firm that creates energy savings at the powerplant level.



Therese Tuttle



Kim Arnone
Principal at Cutting Edge Capital
Kim is an attorney who specializes in structuring community-focused capital raises for impact enterprises.



Gianna Banducci
Gianna Banducci has spent 9 years as a co-op owner and developer in the food and ag sector.



Brent Morrison
Founder, Principal of Morrison
Advisors serving agribusiness, processors and others nationwide.

In the news

Regional ranchers plan local option for slaughter

Marin and Sonoma ranchers are leading a collaborative effort to launch a new mobile slaughter facility, taking matters into their own hands after the only regional slaughterhouse closed its doors to outside producers in

September 30, 2020 @ ptreyeslight.com

Ranchers Form Co-Op to Address Meat Processing Bottleneck | Civil Eats

Last week, just as the sun was peeking through the smoke-tinted morning light in Petaluma, California, Kevin Maloney loaded his cattle, sheep, and hogs onto his truck and headed north to Eureka. The

September 23, 2020 @ civileats.com

Downloads

FoodFunded-Slow Money BAR-C Fundraising Deck.pdf

We share a passion for the land we steward, the animals we raise, and the community we feed.

We are a group of forward-thinking, entrepreneurial ranchers who have built independent ranching businesses, our own brands, and our own customer-bases. We share a commitment to humane husbandry that treats our animals with dignity and respect, to regenerative practices that sustain our land, and to serving our Bay Area community by providing responsibly-raised local meat. We are inviting you to invest in our venture, a recently-formed rancher-owned agricultural cooperative to create a much-needed local harvest option for our animals, in keeping with our values and those of our community.

We were forced to truck our livestock to harvest facilities 150 to 250 miles away.

For all of us, one of the most difficult aspects of our business is finding affordable harvest and processing options for our livestock that are in keeping with our values of environmental sustainability, animal welfare and fair labor practices. When the only facility in the Bay Area closed its doors to private-label clients in January, we all were forced to truck our livestock to harvest facilities 150 to 250 miles away, some of us making round trips of more than 500 miles every other week. This was unsustainable for our businesses, and the stress on the animals of the long trip, as well as the environmental impacts of all that travel, were unacceptable to us.

Taking control of processing

A group of us began discussing in January how we could take control of the processing element which is so essential to our businesses. Among us we not only have many years of experience running successful ranching businesses, but many of us have had careers in business outside ranching and bring all those skills to the table. By June we had done extensive market analysis and created a business model based on the operation of a mobile harvest unit (MHU). At a meeting for the local ranching community in late June, 16 ranchers signed up as founding members of our co-op and elected a board of directors. We incorporated as a California agricultural cooperative on July 28.

90% percent of the respondents said they would use us

As part of our market analysis, we surveyed 96 ranchers in Northern California who direct-market meat under their own labels and need USDA-inspected harvest services, and found that they collectively harvest more than 10,000 head of livestock or 6200 beef-equivalents (BE) every year. This number is twice the maximum capacity of our MHU, operating five days per week, 52 weeks per year. Ninety percent of the respondents said they would use our MHU. More than 60% of these ranchers were less than 50 miles from the proposed location for our facility.

Details of our market survey:

90% of respondents say that they would use the MHU.

Of the 4% that would not use the MHU, 80% cite the closure of their business as the reason.

Reasons cited by potential customers for using the mobile unit:

- 65% of respondents said excessive distance to their current processor is their main reason for coming to the MHU. Shorter distances mean -
- Smaller carbon footprint. Most ranchers are sending animals a hundred plus miles one way to be harvested just so they can market product within fifty miles of where it was raised.
- Less stress on the animals.
- Less stress on the rancher
- 35% of respondents like the fact that it is a multi-species facility.
- Price was the deciding factor for only 2% of respondents, while 27% were fine with the possibility that BAR-C harvest services might cost more.

1. For our market analysis, we reached out to all 96 ranchers and managed to speak with 48 of them. The annual estimate of livestock to be harvested (10,052) was achieved through statistical analysis using known data and additional factors to arrive at a number representing the entire private-label potential. Thanks go to Dr. Normand St-Pierre, Director of Research & Technical Studies at Perdue Agribusiness for his statistical counsel.

2. Based solely on the numbers from the 48 ranches who answered our questions - making no allowance for the animals represented by all the ranches that couldn't be reached - the annual number is 4000 BE or 1.2 times the capacity of the mobile harvest unit.

Seasonality

Our market analysis also addressed the issue of seasonality. This is key because other MHUs have struggled to remain "full" at all times of year due to weather and regional patters of livestock management. Success for this unit would require confidence that the maximum daily throughput can be maintained year-round. Ranches interviewed provided the total annual numbers to harvest of each species and the timing of those harvests throughout the year. Analysis of these results showed an overall average of 96% of maximum capacity, with no month dropping below 84% and only two months below 92% capacity.

It's noteworthy that the 38 ranches on which this analysis was based represent only 54% of the animals revealed in the market survey. If the full estimated marketplace is taken into account (2x annual capacity) as well as the potential that ranches in the region will *grow* as a result of the confidence that they can consistently, reliably access slaughter services, there is every reason to expect that each week will find the unit operating at full capacity with an additional waiting list.

Competition

There is no other USDA-inspected multi-species harvest option in the Bay Area. This MHU will operate from a centrally located site in Sonoma county, providing a private-label harvest for all species of livestock less than 50 miles from the majority of surveyed producers. The logistical and administrative savings to each ranch will change their viability and quality of life significantly for the better.

Communities served

57% of the ranches surveyed are located in either Sonoma or Marin counties, and more than 60% of the animals come from the two counties. Additional counties anticipated to feed into the enterprise include Mendocino, Yolo, Napa, Contra Costa, San Mateo, Solano, and Nevada Counties.


Ranches Surveyed by County
Yolo
5.4%
unk
6.5%
Contra Costa
2.2%
Marin
18.3%
Mendocino
10.8%
Napa
2.2%
Nevada
2.2%
San Mateo
5.4%
Solano
3.2%
Sonoma
38.7%


Beef Equivalents by County
Yolo
9.2%
Contra Costa
4.3%
Sonoma
24.5%
Marin
35.8%
Solano
7.5%
San Mateo
10.6%
Mendocino
5.9%
Nevada
1.7%

✍ Ownership

Small-scale animal harvest under USDA inspection requires a highly-skilled, dedicated team. Staff turnover, high labor costs, and a business model that turns on narrow margins can sometimes lead processors to make decisions that are decoupled from the needs of their rancher customers. However, the dearth of options available to ranchers has left them vulnerable to the whims of the processor. The decision to establish this mobile harvest operation as a producer-owned agricultural co-op under California statute will ensure that the needs of the ranching community are always prioritized.

Producer-members elect a board of directors from among their ranks to hire and guide the staff. The staff will conduct daily operations and make most operational decisions to maintain the level of service, quality, and financial success required. The board shapes the bylaws which govern the cooperative as a whole. The entire body of producer-members will participate in an annual meeting where they will receive updates on the business and vote on major decisions. In this way, and through the accountability of the elected board to the membership, the producers themselves have ultimate authority over the business and cannot be arbitrarily shut out or placed at the mercy of a sole entrepreneur.

Staff

The efficient delivery of quality, USDA-compliant harvest services requires a skilled workforce, and retention of employees will be essential for success. Rates of compensation built into the financial models exceed Sonoma county averages for similar work. In other words, this business functions even under the assumption that workers will need to be paid well above the market rate. Additionally, we plan to offer health benefits and paid leave.

Even with the competitiveness of the compensation, however, turnover is inevitable. Over the long term, relationships with local workforce development programs and educational meat processors like the UC Davis Meat Laboratory and the CalPoly San Luis Obispo, CSU Chico, and CSU Fresno Meat Processing Centers will facilitate a reliable pipeline of skilled staff into the operation.

Financial information

Case studies of efforts in other regions have shown that when an MHU fails, the enterprise typically falters due to either insufficient throughput to keep the business operating at full capacity, or inefficiencies of scale that lead to a cost/revenue imbalance that ultimately compromises the business.

In the case of the proposed enterprise, the marketing and financial analyses demonstrate that both of these challenges can be successfully met. Estimated market potential exceeds the annual capacity of the unit by 20-100% and is well distributed across the cycle of seasons. This means that equipment and staff will not sit idle. To combat any cost/revenue imbalance, the pricing for services has been structured to reflect a comprehensive accounting of inputs. This pricing structure not only meets the needs of the business, but it beats two out of five regional competitors and closely matches the average across all five.

With the confidence provided by a secure market and competitive pricing, the business will be cashflow positive in 17 months, with gross revenues of 1.196 million dollars in year two, 1.550 million dollars in year three, and 1.582 million dollars in year four. (Disclaimer: These are forward-looking projections and cannot be guaranteed).

How investors make a return. Beginning in 2021, and for the first five years after purchase, investors are entitled to annual dividends of 2% in retail credits redeemable for Co-op members' products. After the initial five-year term, annual dividends are guaranteed at 4%, up to half in retail credits and the remainder in cash.

Investor Q&A

– COLLAPSE ALL

What does your company do?

We are establishing a meat-processing plant using a USDA-approved Mobile Harvest Unit. We will provide USDA-inspected processing of cattle, sheep, goats and hogs for ranchers throughout the region so they can then sell the meat under their own brands and build their ranch businesses. These small family ranches are typically not well-served by larger harvest facilities.

Where will your company be in 5 years?

In five years, we hope to be providing comprehensive processing services - cut-and-wrap, smoking, curing and other value-added production - within 50 miles of most Bay Area ranchers. Our projections show we will be profitable in year 3 and by year 5 paying dividends to our investors and patronage to our members. As an agricultural co-op, sharing our profits back to our rancher-members, we will be further strengthening the rural economies where we live. These projections cannot be guaranteed.

Why did you choose this idea?

BAR-C's rancher-members share a passion for the land we steward, the animals we raise and the community we feed. The one part of the farm-to-table chain for each of our ranch businesses that we did not control was harvest of our animals. BAR-C will give us that control and reflect our values: local, humane harvest with minimal environmental impact.

How far along are you? What's your biggest obstacle?

In January our steering committee began work on market analysis, business model and corporate structure. In June we held a virtual meeting for ranchers; 16 ranches signed up that day as founding members and elected a 9-member board. We incorporated as a Cooperative on July 28, and received a seed investment of $100K, with a pledge of $250K more once we have other investors to match it. We are working with a local land trust to secure a site for our unit. We are poised to order the unit; our biggest obstacle is raising the capital quickly to make the $190K down payment on the $380K total cost.

Who competes with you? What do you understand that they don't?

There are only 31 USDA livestock harvesting establishments in the state of California. Of the 31 only five offer harvesting of all four species of livestock. Two of those do not offer custom harvesting as a service to independent producers. The other three plants are at least 150 miles (two are more than 250 miles) from Sonoma County. There is no other harvest alternative in our area.

How will you make money?

As an agricultural co-op, we provide a service to our members and other ranchers in our community. The ranchers pay for the harvest and processing of their animals and sell the final products directly to their customers. Profits go back to the owners of the co-op - the ranchers themselves. It's a virtuous circle that anchors the local food system and supports ranchers and consumers alike.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

The main reasons mobile-slaughter units fail: too few animals in the area to keep the processing business busy, too much time spent moving the mobile unit between locations, or seasonal slowdowns in harvesting, which idle the plant and employees. Our analysis suggests we can avoid these pitfalls. More than 90 ranches in our area currently send 10,000 animals for USDA-inspected processing each year. This is more than double the capacity of our unit. With the help of a local land trust, we are negotiating to acquire a permanent site so the unit will not be required to move. In our region, ranchers are finishing animals year-round, and our analysis concludes we will never drop below 80% capacity. What's more, as we are our own customers, we can design incentives for ranchers to fill vacant spots at slower times.

Why now?

COVID has demonstrated how fragile the centralized, consolidated meat-packing industry is. Demand for local meat has steadily grown in the Bay Area over the past decade, but ranchers have had to travel further and further to get USDA-inspected processing. In January of 2020, the closest plant closed its doors to local ranchers, putting even more animals on the highway for hours at a time.
Smaller, decentralized processing means that individual regions like ours will have our own self-contained capacity to feed our communities. By ensuring stable, consistent access to processing, the farming and ranching community can confidently grow our own businesses and incorporate more of the responsible, ecological practices that support the health of our rangeland ecosystems.

What's new or special about this idea?

Finally, meat processing will be built around the needs and values of the ranchers. No more will we spend months feeding and caring for our animals only to turn them over to a processor who places their own profit margin above all else. And small, regional meat processing is more resilient in times of crisis, ensuring that local communities have consistent access to quality meat, rather than relying on massive plants in distant states that burn loads of carbon trucking animals and products all over the nation.

What will you do with the money you raise?

This $1 million will allow us to acquire the mobile harvest unit and build out the first operating site to USDA specifications. It will also cover additional equipment and supplies for Year 1 including hiring and training the kind of skilled, dedicated butchers that are required for a business like this. We intend to provide all employees with full benefits including paid time off and sick leave along with health care. This is a business of principals and integrity - for the animals and the people.

What is the mission of BAR-C?

Our mission is to provide farming and ranching communities in the greater Bay Area with USDA-Inspected animal harvest in a mobile harvest unit (MHU), cut and wrap and further value-added processing. Organized as a producer-owned agricultural co-op under California statute, we will provide these services with the benefit of oversight from the ranching community itself. Put simply, this is a business "By Ranchers For Ranchers."